Innovative Software Technologies, Inc.
                                           100 North Tampa Street, Suite 2410
                                                  Tampa, Florida 33602
                                                Phone: (813) 387 - 3310
                                                 Fax: (813) 387 - 3311
================================================================================

December 12, 2005


Steven Jacobs
Matthew Maulbeck
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

Re:      Innovative Software Technologies, Inc.
         Form 10-QSB for the Quarter Ended June 30, 2005
         Filed September 1, 2005
         File No. 0-27465


Gentlemen:


This letter is in response to your comments to the company of November 3, 2005.

Form 10-QSB for the Quarter Ended June 30, 2005
Consolidated Statement of Operations, page 4


1. We note your disclosures on page F-19 of Form 10-KSB that you have, "no continuing involvement with EPMG or Triad," and that in the future financial statements, "will be restated to reflect EPMG and Triad Media, Inc. as discontinued operations." In light of these disclosures, please tell us why these operations, including the goodwill impairment, have not been reflected as discontinued operations in the June 30, 2005 and 2004 statements of operations. Reference is made to paragraphs 41 - 44of SFAS 144.


Our conclusion to not report the operations of EPMG and Triad Media, Inc. as discontinued operations in the June 30, 2005 and 2004 statements of operations is based on our understanding of the reporting required by the SEC as well as FAS 144 when a company has no continuing operations. We understand that the SEC would not expect to see an Issuer account for its only operation as a discontinued operation, in the absence of continuing operations. We believe that position is consistent with the language in paragraphs 41-44 of SFAS 144.

                                         Innovative Software Technologies, Inc.
                                           100 North Tampa Street, Suite 2410
                                                  Tampa, Florida 33602
                                                Phone: (813) 387 - 3310
                                                 Fax: (813) 387 - 3311
================================================================================

We reasonably expected that we would have continuing operations at the time of the filing of our Form 10-KSB because we had executed purchase agreements for other businesses. It was our intention to report the acquired businesses as a predecessor in order to show a history of the ongoing operations. However, with the rescission of the acquisition of Data Tech (reference our filing on Form 8-K of June 28, 2005) the Company has no continuing operations and therefore decided that showing all historical operations as discontinued would not be appropriate.

We have disclosed in our press release and related filing on Form 8-K of July 18, 2005 that we have no continuing operations. In that filing we stated:

            "Currently Innovative Software Technologies, Inc. has no business operations. Our strategy is to engage in a business combination with a company that has operations. Such a transaction could include an acquisition of an operating business or a merger with another entity. However, there can be no assurances that the company will be able to succeed in identifying a candidate for such a transaction or, if such a candidate is identified, that such a transaction can be successfully negotiated."

Should management be successful in identifying, negotiating and closing another acquisition, we would expect to use predecessor accounting going forward, where we would report the operations of the acquired company to which our Company would have succeeded to. We note that if purchase accounting is appropriate for such transaction, it would be applied. However, if the transaction should be accounted for as a reverse merger, we will report the historical operations of the predecessor.

Innovative Software Technologies, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking and action with respect to the filings, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Christopher J. Floyd
------------------------
Christopher J. Floyd
Chief Financial Officer